UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

15026590

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-69265

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 11/26/13 and ending 12/31/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wharton MidMarket Securities, Inc.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
27 Brook Road
(No. and Street)

Woodbridge	CT	06460
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Paul Harrigan (203) 606-9696
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale, Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Ty 5/19

Ty 5/19

OATH OR AFFIRMATION

I, **Paul Harrigan**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Wharton MidMarket Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Subscribed and sworn to before me
this ___ day of ___ , ___
NOTARY PUBLIC
DATE COMMISSION EXPIRES

Signature

Subscribed and sworn to before me
this 3 day of Feb, 2015
NOTARY PUBLIC
DATE COMMISSION EXPIRES 12-09-17

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHARTON MIDMARKET SECURITIES, INC.

CONTENTS

DeMarco Sciaccotta Wilkens & Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Wharton MidMarket Securities, Inc.

We have audited the accompanying financial statements of Wharton MidMarket Securities, Inc. (a Connecticut Corporation) (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity and cash flows for the period November 26, 2013 through December 31, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wharton MidMarket Securities, Inc.as of December 31, 2014, and the results of its operations and its cash flows for the period November 26, 2013 through December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of Wharton MidMarket Securities, Inc.'s financial statements. The supplementary information is the responsibility of Wharton MidMarket Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 15, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

Wharton MidMarket Securities, Inc.
Statement of Financial Condition
December 31, 2014

Assets		
Current assets		
Cash	$	46,130
FINRA Prepaid Expense	$	1,277
Total Current Assets	$	47,407
Fixed assets		
Fixed Assets	$	96,440
Accumulated Depreciation	$	(67,864)
Total Fixed Assets	$	28,576
Total Assets	$	75,983
Liabilities and Shareholder's Equity		
Current Liabilities		
Accounts Payable	$	11,321
Total Current Liabilities	$	11,321
Total Liabilities	$	11,321
Shareholder's Equity		
Common Stock – no par value 20,000 shares authorized, 100 shares issued and outstandin	$	35,000
Additional Paid In Capital	$	41,361
Retained Earnings (Deficit)	$	(11,699)
Total Equity	$	64,662
Total Liabilities and Shareholder's Equity	$	75,983

The accompanying notes are an integral part of these financial statements.

Wharton MidMarket Securities Inc.
Statement of Income
For The Period from November 26, 2013 to December 31, 2014

Income		
FINRA Rebate	$	1,221
Fee Revenue	$	1,155,000
Total Income	$	1,156,221
Operating Expenses		
Bank Service Charges	$	45
Computer and Internet Expenses	$	149
Depreciation Expense	$	67,864
Dues and Subsciptions	$	2,770
Email Archiving	$	1,381
Employer Taxes	$	9,702
FINRA Expenses	$	12,070
Insurance Expense	$	30,386
Maintenance	$	740
Office Supplies	$	49,506
Payroll Expenses	$	138,000
Professional Fees	$	23,765
Rent Expense	$	75
Rep Fees	$	93,000
SIPC	$	573
Support Expense	$	561,390
Telephone Expense	$	1,335
Travel Expense	$	91,001
Utilities	$	15,796
401K Expense	$	34,500
Website	$	1,092
Total operating expenses	$	1,135,140
Net Income	$	21,081

The accompanying notes are an integral part of these financial statements.

Wharton MidMarket Securities Inc.
Statement of Changes in Shareholder's Equity
For The Period from November 26, 2013 to December 31, 2014

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total
Balance, November 26, 2013	$ 35,000	$ 41,361	$ (32,780)	$ 43,581
Net Income			$ 21,081	$ 21,081
Balance, December 31, 2014	$ 35,000	$ 41,361	$ (11,699)	$ 64,662

The accompanying notes are an integral part of these financial statements.

Wharton MidMarket Securities Inc.
Statement of Cash Flows
For The Period from November 26, 2013 to December 31, 2014

Cash Flows from Operating Activities	
Net Income	21,081
Adjustments to reconcile Net Income to net cash provided by operations:	
Depreciation	67,864
Increase FINRA Prepaid Expenses	(1,007)
Increase Accounts Payable	6,321
Net cash provided by Operating Activities	94,259
Cash Flows from Investing Activities	
Acquisition of Fixed Assets	(96,440)
Net Increase in cash	(2,181)
Beginning Cash	48,311
Ending Cash	46,130

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Wharton MidMarket Securities, Inc. ("the Company") is registered as a broker and dealer. It is a Connecticut corporation organized on March 8, 2013. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company emphasizes mergers and acquisitions, and consulting on mergers and acquisitions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a sub chapter S corporation and is treated as such for both federal and state income tax purposes. Thus, federal and state income (loss) are passed through to the shareholders of the company, and not taxed at the company level. Therefore, no provision of liability for federal or state income taxes are required in these financial statements. The Company accounts for potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company's tax returns from December 31, 2014 remain open and are subject to regulatory examination.

Basis of Accounting

The Company uses the accrual method of accounting for financial accounting and the accrual method for tax accounting purposes.

Revenue Recognition

The Company recognizes revenue when earned per an engagement agreement. Retainer fees are generally received at the beginning of an engagement and are non refundable. In the case when retainers are not received in full at the beginning of an engagement, revenue is recognized when the engagement agreement requires payment and persuasive evidence of an arrangement exists, the services outlined in the engagement agreement have been performed, the price of the contract is fixed or determinable and collectability is reasonably assured. Success fee revenue is recognized when it is earned and received at the closing of a transaction.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation

The Company uses MACRS depreciation and follows Section 179 rules for expensing capital assets for both book and tax purposes.

NOTE 3 -401K

Wharton MidMarket Securities Inc. (WMMS) offers employees participation in a 401K retirement plan. WMMS contributions to the 401K plan are voluntary and can be stopped at any time without obligation. In 2014 WMMS contributed $34,500 to the Company's 401K plan as the company's voluntary contribution.

NOTE 4 – RELATED PARTIES

Wharton MidMarket Securities Inc (WMMS) is owned by its President Paul Harrigan. Mr. Harrigan also is the sole owner of Wharton MidMarket Advisors LLC (WMMA). WMMS from time to time will reimburse Mr. Harrigan and WMMA for expenses. WMMS reimbursed WMMA for certain support costs related to transactions that closed during the year. The sole shareholder was reimbursed $133,000 for expenses he paid on the Company's behalf.

Support expenses paid to WMMA	$513,000
Reimbursements to Sole Shareholder	$133,000
Total	$646,000

NOTE 5 - CONCENTRATIONS

Cash

The Company maintains its cash in bank deposits accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2014 the company had nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Customers

For the period November 26, 2013 through December 31, 2014 the company had two customers that represented 19% and 78% of revenue, respectively.

NOTE 6 – NET CAPITAL

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule Rule 15c3-1 which requires the maintenance of minimum net capital balance and requires that the Company's aggregate indebtedness to net capital as defined shall not exceed 15 to 1. At December 31 2014 the Company's net capital was $34,809 which was $29,809 in excess of its required net capital of $5000. The Company's aggregate indebtedness to net capital was .325 to 1.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 15, 2015 which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

SCHEDULE I

Wharton MidMarket Securities, Inc.
Net Capital Computation
December 31, 2014

Total Equity	$	64,662
Less: Non-allowable assets:		
Prepaid Expenses		1,277
Fixed Assets -		28,576
Non-allowable assets		29,853
Tentative net capital		34,809
less Haircuts		0
Net Capital		34,809
Less: Requirement		5,000
Excess Net Capital	$	29,809

SCHEDULE OF AGGREGATE INDEBTEDNESS

Total Liabilities	$11,321
Aggregate Indebtedness to Net Capital	32.5%

There are no material differences between the computations above and the computations included in the Company's coresponding unaudited X-7A-5 Part IIA filing.

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Wharton MidMarket Securities, Inc..

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Wharton MidMarket Securities, Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Wharton MidMarket Securities, Inc. claimed an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Wharton MidMarket Securities, Inc. stated that Wharton MidMarket Securities, Inc. met the identified exemption provisions throughout the most recent period from June 1, 2014 through December 31, 2014 without exception. Wharton MidMarket Securities, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wharton MidMarket Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 15, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

WHARTON MIDMARKET SECURITIES INC.

MERGERS AND ACQUISITIONS

EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

February 15, 2015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Wharton MidMarket Securities, Inc. is a broker/dealer registered with the SEC and FINRA.
- Wharton MidMarket Securities, Inc. claimed an exemption under paragraph k (2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2014.
- Wharton MidMarket Securities, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph k (2)(i) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- Wharton MidMarket Securities, Inc. has met the identified exemption provisions in paragraph k (2)(i) of Rule 15c3-3 throughout the period of June 1st, 2014 through December 31, 2014 without exception.
- Wharton MidMarket Securities, Inc. has not recorded any exceptions to the exemption provision in paragraph k (2)(i) of Rule 15c3-3 for the period of June 1st, 2014 through December 31, 2014.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: Paul Harrigan

Name and Title: PAUL HARRIGAN, PRESIDENT

1201 Boston Post Road Milford, Connecticut 06460
203-606-9696

WHARTON MIDMARKET SECURITIES, INC.

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2014

DeMarco Sciaccotta Wilkens & Dunleavy

To the Board of Directors of
Wharton MidMarket Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Wharton MidMarket Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating Wharton MidMarket Securities, Inc.'s compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wharton MidMarket Securities, Inc.'s management is responsible for Wharton MidMarket Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries and copies of the checks noting no differences;

2) Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the trial balance and the general ledger detail, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the trial balance and general ledger detail, supporting the adjustments noting no differences.

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 15, 2015

WHARTON MIDMARKET SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2014

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 2,891
Less Payments Made:			
	Date Paid	Amount	
	05-31-2014	$ 563	
			563
Interest on late payment(s)			
Total Assessment Balance and Interest Due			$ 2,328
Payment made with Form SIPC 7			$ 2,328

See Accountants' Report

WHARTON MIDMARKET SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2014

Total revenue	$ 1,156,221
Additions:	
None	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	0
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	0
Net gain from securities in investment accounts	0
40% of interest earned on customers securities accounts	0
Other	0
Total deductions	$ 0
SIPC NET OPERATING REVENUES	$ 1,156,221
GENERAL ASSESSMENT @ .0025	$ 2,891

See Accountants' Report